SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           Information Statement

                        Pursuant to Section 14(f) of

                    the Securities Exchange Act of 1934

                          and Rule 14f-1 thereunder

                             HARMONY HOLDINGS, INC.
         (Exact name of registrant as specified in its charter)


    Delaware                000-19577                    95-4333330

    (State or other      (Commission File)         (I.R.S. Employer of
     jurisdiction             Number                 Identification No.)
    incorporation
   or organization)






                         1990 Westwood Boulevard
                                Suite 310
                  Los Angeles, California 90025-4676

    (Address of principal executive offices, including zip code)


                              (310) 446-7700

            (Registrant's telephone number, including area code)

                                                            November 6, 1997
                             HARMONY HOLDINGS, INC.

                             1990 Westwood Boulevard

                                    Suite 310

                       Los Angeles, California 90025-4676





                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            AND RULE 14f-1 THEREUNDER





                                  INTRODUCTION



         General


                  This Information Statement is being furnished to holders of the common stock, par value $.01 per share (the "Common Stock"), of
         Harmony Holdings, Inc., a Delaware corporation (the "Company"), in connection with the designation made by Children's Broadcast Corporation, a Minnesota corporation ("CBC"), of a majority of the board of directors of the Company immediately following CBC's acquisition of 1,369,231 shares of Common Stock together with options to buy an additional 550,000 shares of Common Stock on July 22, 1997. Following such purchase CBC beneficially owned 27.4% of the Common Stock and subsequently increased its beneficial ownership to 40.7% of the Common Stock as of the date hereof. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.



                  In connection with CBC's acquisition of Common Stock on July 22, 1997, Harvey Bibicoff and the other members of the Company's Board of Directors at such time resigned as directors. Prior to resigning, such directors appointed Christopher T. Dahl, the Chairman of CBC, to the Company's Board and elected Mr. Dahl as the Company's Chairman. Mr. Dahl then appointed Richard W. Perkins, a director of CBC, and William
         M. Toles, a shareholder of CBC, as Company directors to fill existing vacancies. Those three directors then appointed William E. Cameron as a fourth director of the Company leaving one remaining unfilled position on the Board.



                  Section 14(f) of the Securities Exchange Act of 1934 requires an issuer to furnish an Information Statement such as this Information Statement to its stockholders at least 10 days prior to the time persons designated by a purchaser such as CBC take office as directors . Although CBC has already designated the Company's directors the Company is now providing an Information Statement in compliance with
         Section 14(f) and Rule 14f-1 promulgated thereunder and expects shortly to send a proxy statement in respect of an Annual Meeting of Stockholders to be held on January 13, 1998. At such meeting, the Company's stockholders will have the right to elect all of the directors of the Company.

                  You are urged to read this Information Statement carefully. You are not however, required to take any action.



                  The information contained in this Information Statement concerning CBC and the CBC appointed directors has been furnished to the Company by CBC, and the Company assumes no responsibility for the accuracy or completeness of any such information.



                                The Common Stock



                  The only outstanding class of voting securities of the Company is its Common Stock. As of the close of business on November 5, 1997 (the "Mailing Record Date"), there were outstanding 6,487,429 shares of Common Stock, each of which is entitled to one vote on each matter to be considered at meetings of stockholders, including the election of directors. This Information Statement is first being mailed on November 12, 1997 to holders of record of the Common Stock as of the Mailing Record Date.



                  Designees To The Company's Board Of Directors



                  The  Company's  Bylaws  presently   provide  for  a  Board  of
         Directors of five directors. Currently the Company has four directors and there is one vacancy.



                    In connection with its acquisition of Common Stock on July 22, 1997, CBC has designated all of the current members of the Board of Directors: ChristopherT. Dahl, Richard W. Perkins,
          William M. Toles and William E. Cameron.

                  The following table, prepared from information furnished to the Company by CBC, sets forth the name, occupation and age of each of the current directors. Each is a citizen of the United States of America.

                  The following table sets forth certain information with respect to each of the current Directors and of the Company:

         Name                                   Age         Position with the Company

         Christopher T. Dahl                    54          Chairman of the Board and Chief Executive Officer

         Richard W. Perkins                     66          Director

         William E. Cameron                     52          Director

         William M. Toles                       50          Director



                  Christopher T. Dahl, has been President and Chairman of the Board of the Company since July 22,1997. Effective November 3, 1997 he was appointed Chief Executive Officer and resigned as President. Since its inception in February 1990, Mr. Dahl has been the President, Chief Executive Officer and Chairman of the Board of Directors of Children's Broadcasting Corporation (ACBC@), the country's premier radio network devoted exclusively to programming for children. He is also Chairman and Chief Executive Officer of Community Airwaves Corporation, a company that owns and operates radio stations in the Midwest and Hawaii.

                  Richard W. Perkins, has been a Director of the Company since July 22, 1997. For more than five years, Mr. Perkins has been President and Chief Executive Officer of Perkins Capital Management, Inc., a registered investment advisor. Mr. Perkins is a director of the following companies: Community Airwaves Corporation; CBC; Bio-Vascular, Inc.; CNS, Inc.; LifeCore Biomedical, Inc.; Nortech Systems, Inc.; Eagle Pacific Industries, Inc.; and Quantech LTD.

                  William E. Cameron, has been a Director of the Company since July 22, 1997. For over five years, Mr. Cameron has been head of International Business Development for Universal Health Communications, the largest medical/health/wellness video library in the world.

                  William M. Toles, has been a Director of the Company since July 22, 1997. For more than five years, Mr. Toles has been the President and Chief Executive Officer of Tol-O-Matics, a privately held manufacturer of motion control products.

                  Management Matters

                  There are no arrangements or understandings known to the Company between any of the Directors who are the nominees for Directors or executive officers of the Company and any other person pursuant to which any such person was elected as a Director or an executive officer, except the employment agreements pursuant to which Harvey
         Bibicoff and Brian Rackohn are employed, the terms of which are described under "Executive Compensation -Employment Agreements". There are no family relationships between any Directors who are also the nominees for Directors or executive officers of the Company.

                  The Board of Directors of the Company held a total of six meetings during the fiscal year of the Company ended June 30, 1997. All of the Directors attended all of the meetings.

                  The Company did have a standing audit committee consisting of the independent or non-employee Directors, which committee was formed on December 11, 1995 and dissolved on July 22, 1997, when all of the then existing three Directors resigned including the two independent Directors. The existing Board of Directors that was established on July 22, 1997 formed an audit committee on October 6,1997 comprised of Mr. Cameron and Mr. Toles neither of whom is employed by the Company.

                  Directors of the Company are elected to an annual term that expires at the Company's annual meeting of stockholders.

         Executive Compensation


                  Summary of Executive Officer Compensation. The following table sets forth the total compensation paid or accrued by the Company to the Chief Executive Officer and the other most highly compensated executive officer of the Company who served in such capacities during fiscal 1997 ("Named Executive Officers") whose aggregate cash compensation exceeded $100,000 for all services rendered to the Company and its subsidiaries during each of the last three fiscal years:

                  Summary Compensation Table
                                                                                                              Long Term
                                                                                                            Compensation
                                                                                                               Awards
                                               Fiscal Year     Salary          Bonus     Other Annual       Options/SARs
      Name and Position                           Ended        Amount         Amount     Compensation         (Number)

      Harvey Bibicoff, Chief Executive Officer(1  1997         247,200            --          --             350,000
                                                  1996         165,000            --          --             --
                                                  1995         165,288            --          --             --

      Brian Rackohn, Chief Financial Officer(2)   1997         133,900            --          --             75,000
                                                  1996         114,900            --          --             25,000
                                                  1995         101,923            --          --             25,000

     (1) Effective November 3, 1997, Mr. Bibicoff resigned his duties as Chief Executive Officer.

     (2) In connection with the issuance of 75,000 options exercisable at a price of $1.50, 25,000 options were cancelled that had been issued at an exercise price of $3.00 in fiscal 1996 and 25,000 options were cancelled that had been issued at an exercise price of $3.30 in fiscal 1995.

     Stock Option Grants in Fiscal Year ended June 30, 1997. The following table contains information concerning the grant of stock options under the stock option plan which was adopted on August 7, 1991 and amended at the 1996 Annual Meeting of Stockholders held in December 1995 (the "Stock Option Plan") to the Named Executive Officers in the fiscal year ended June 30, 1997:


                                   Stock Option Grants in Fiscal Year ended June 30, 1997

                                                                                                     Potential Realizable
                                                                                                       Value at Assumed
                                                                                                        Annual Rates of
                                                                                                          Stock Price
                                                                                                         Appreciation
                                         Individual Grants                                              for Option Term
                                                   % of Total
                                                     Options
                                     Options       Granted in        Exercise       Expiration
                 Name                Granted       Fiscal Year         Price           Date          5% (2)       10% (2)
                 ----                -------       -----------       ---------      ----------    -----------  ----------

                Harvey Bibicoff      350,000            36%            $1.50         10/01/01     $145,048      $320,518
                Brian Rackohn         75,000(1)          8%             1.50         01/02/02       31,082        68,682

         (1) In connection with the issuance of 75,000 options, 25,000 options were cancelled that had been issued at an exercise price of $3.00 in fiscal 1996 and 25,000 options were cancelled that had been issued at an exercise price of $3.30 in fiscal 1995.
         (2) Potential gains and net of exercise price, but before taxes associated with exercise. The 5% and 10% assumed compounded annual rates of stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to persons named in this table.

                           Stock Option  Exercises in Fiscal Year ended June 30,
                  1997 and Option Values at June 30, 1997. The following table provides information on the Named Executive Officers' unexercised options at June 30, 1997. None of the Named Executive Officers exercised any options during the fiscal year ended June 30, 1997:


                                            Stock Option Values at June 30, 1997

                                                            For the year ended 6/30/97
                    Name                Shares acquired   Dollar value      Number of                Value of
                                        from options      Realized on       unexercised              In-the-Money
                                        exercised         exercise          Options/SARs             Options/SARs
                                                                            at FY-End (#)            at FY-End ($) (1)

                    Harvey Bibicoff            0                 0              850,000        (e)        670,313         (e)
                    Brian Rackohn              0                 0               50,000        (e)         40,625         (e)
                                                                                 25,000       (ue)         20,313        (ue)

                    Exercisable (e)
                    Unexercisable  (ue)

     (1) Represents the closing price of the Common Stock on June 30, 1997 minus the exercise price of the options.

                                                           Ten Year Stock Option Repricings

           Name                Date            Number of      Market  Price of   Exercise Price at   New        Length     of
                                               securities     Stock   at  Time   Time of Repricing   Exercise   Original
                                               underlying     of    Time    of   or Amendment ($)    Price ($)  Option   Term
                                             Stock Options    Repricing     or                                  Remaining  at
                                              Repriced or     Amendment ($)                                     Date       of
                                              Amended (#)                                                       Repricing  or
                                                                                                                Amendment
           ------------------- ------------ ----------------- ----------------- -------------------- ---------- --------------
           Brian Rackohn        01/02/97         25,000             1.25               3.30            1.50       2.1years
           Brian Rackohn        01/02/97         25,000             1.25               3.00            1.50       3.25years

         Compensation of Directors

                  No fees are paid to Directors of the Company who are also officers or employees of the Company for their services as members of the Board. Harry Shuster and Ivan Berkowitz both of whom resigned as Board of Director members on July 22, 1997 had been issued five year stock options to acquire 25,000 shares at an exercise price of $2.00 during the fiscal year ended June 30, 1997 and paid $250 per meeting for work on the audit committee. The Company reimbursed all Directors for reasonable travel and lodging expenses incurred in attending meetings of the Board.

                 Concurrently with his election as a Director and Chairman of the Board of the Company on July 22, 1997, Christopher T. Dahl was appointed the Company's President. Effective November 3, 1997, Mr. Dahl was appointed the Company's Chief Executive Office and resigned as President. Mr. Dahl presently receives an annual salary of $75,000 for his services.

                  On August 1, 1997 the Company entered into an independent contractor agreement with William Cameron, a Director of the Company. Under the agreement Mr. Cameron will be providing non-exclusive services to the Company including, without limitation, the initiation, promotion, development and maintenance of business and investment contacts relating to increasing the Company's sales , marketing and investment opportunities. The contract is at will and compensation under the contract is $3,000 for every month that it is in force.

                               COMPENSATION REPORT

                  During the fiscal year ended June 30, 1997, the Company did not have a Compensation Committee and therefore, the entire Board acted on the matters that would have been acted on by Compensation Committee. The Compensation Report set forth below described the compensation policies of the Board of Directors for the fiscal year ended June 30, 1997 and reflects the salaries and bonuses paid during that fiscal year. The current Board of Directors assumed their positions in July 1997 and established a Compensation Committee in October 1997. Accordingly, the policies described below may not reflect the policies of the Compensation Committee or the current Board. The Compensation Report shall not be deemed incorporated by reference by any general statement incorporating by reference this information statement into any filing under the Securities Act 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such act.


                             Overview and Philosophy

                  The Board establishes the general compensation policies of the Company, determines the compensation levels for the Chief Executive Officer ("CEO") and other senior Company officers, and administers and/or provides oversight on all short-term (annual) incentive plans, all long-term incentive plans, including the Stock Option Plan, and approves any grants of stock options, stock and/or stock warrants to Company officers.

                  The Company applies a consistent philosophy to compensation for all employees, including the officers. This philosophy is based upon the premise that the achievements of the Company result from the coordinated efforts of all individuals working toward common, defined objectives. The Company strives to attain these objectives through teamwork that is focused upon meeting the expectations of customers and stockholders.


                               Compensation Policy

                  The Company's compensation policy is to ensure that a substantial portion of potential aggregate annual compensation be contingent upon the performance of the Company. The goals of the compensation programs are to align compensation with performance and to enable the Company to attract, retain and reward personnel who contribute to the success of the Company. The Company's compensation program for officers is based on the same guidelines that apply to all Company employees.

                  The Company is committed to providing incentive opportunities that, together with base salaries (where appropriate), provide for competitive and equitable total cash compensation opportunities. Additionally, future base salary increases or incentive pay opportunities are directly linked to the achievement of key financial objectives.

                  The variable compensation plans focus respective employees on the immediate objectives of the business and their job; encourage employees to work together as a team to achieve Company success; and, recognize and reward the sustained contribution of outstanding performers within the Company.


                           Components of Compensation

                  The Company has compensation programs that include both cash and equity components. The Board has established base salary, short and long-term incentive compensation mix targets for each officer and for all employees, where applicable, of the Company. The compensation mix targets define the desired percentage for each component of total compensation.

                  With respect to cash compensation for officers, the Company sets base salaries and target incentive opportunities for each officer by reviewing the cash compensation provided to comparable positions and through assessing the internal equity of cash compensation opportunities based on position responsibilities, the performance of each incumbent, and overall levels of contribution to the Company. When considering competitive pay practices, the Board reviews compensation levels in both the entertainment industry and general industry at firms comparable in size and revenue to the Company.

                  With regard to equity-based compensation for officers, the Company considered and granted stock options for the reported year. Stock option grants were based on relative position, responsibilities and/or historical and expected contribution to the Company.

                   Compensation of the Chief Executive Officer

                  Mr. Bibicoff was Chief Executive Officer of the Company from January 19, 1996 until November 3, 1997. Based on a thorough review, it was determined that Mr. Bibicoff's base salary was within a competitive range of pay, as compared with companies of similar size and scope. In determining Mr. Bibicoff's compensation, the Board considered various factors particularly Mr. Bibicoff=s guidance in the Company=s turnaround. See AEmployment Agreements" herein.

                  The Board of Directors (at June 30, 1997):
                  Harvey Bibicoff
                  Ivan Berkowitz
                  Harry Shuster

         Compensation Committee Interlocks and Insider Participation

                  During the fiscal year ended June 30, 1997, the Company had no Compensation Committee or other Board committee performing equivalent functions. Mr. Bibicoff, the Company's Chief Executive Officer until November 3, 1997, served as a Director of the Company until July 22, 1997 and participated in deliberations of the Board concerning the compensation of all executive officers other than himself.

         Employment Agreements

                  On January 1, 1997, Brian Rackohn, Chief Financial Officer, of the Company, entered into a two-year employment contract with the Company, which contract expires on December 31, 1998. Under the contract, Mr. Rackohn is entitled to a salary of $132,000 in year one and $141,000 in year two. He was also granted five-year options to purchase 75,000 shares of the Company's Common Stock at an exercise price of $1.50 per share. In addition 50,000 existing five-year options previously granted to Mr. Rackohn, to purchase shares of the Company's Common Stock were canceled. See "Executive Compensation" herein.

                  On May 2, 1994, Harvey Bibicoff, Chief Executive Officer entered into a four-year employment contract with the Company, which was to expire on June 30, 1998. Under such agreement, Mr. Bibicoff earned an annual salary of $165,000 and was granted five-year options to purchase 250,000 shares of the Company's Common Stock at an exercise price of $2.50 per share. On October 1, 1996, Mr. Bibicoff entered into an amendment to his May 1994, employment contract that provided for a revised expiration date of August 19, 2000. Mr. Bibicoff then became entitled to an annual salary of $265,000 per year and was granted additional five-year options to purchase 350,000 shares of the Company's Common Stock at an exercise price of $1.50 per share. On July 22, 1997, Mr. Bibicoff entered into an amended and restated employment agreement, which expires on July 21, 1999 and entitles him to a salary of $265,000 per year. However, the Company, at the sole discretion of its Board, had the right to terminate Mr. Bibicoff's obligations to perform as the Company's Chief Executive Officer upon furnishing ten days written notice. Commencing September 20, 1997, Mr. Bibicoff also obtained the right to resign his obligations and authority as the Company's Chief Executive Officer upon furnishing ten days written notice. Upon either event Mr. Bibicoff would continue to receive all remuneration's due him for the remaining term of the agreement. On October 22, 1997, Mr. Bibicoff submitted to the Company the ten days written notice to resign from his obligations and authority as the Company's Chief Executive Officer.

                 Comparison of Five Preceding Year Cumulative Stockholder Return

                  The following graph shows the cumulative return experienced by the Company's stockholders during the period July 1, 1992 through June 30, 1997 as compared with the NASDAQ Total Return Index (U.S.) And the NASDAQ Tele-communications Stock Index. The graph assumes $100 on July 1, 1992 in the Company's Common Stock and each of the indices. Total return calculations assume the reinvestment of all dividends. The Company has never paid dividends.



          ----------------------------------------------------------------------------------------------------------
                                                       Fiscal Year End
          ----------------------------------------------------------------------------------------------------------
                                            7/01/92     6/30/93      6/30/94     6/30/95     6/30/96     6/30/97
          Harmony Holdings, Inc.            100         200          88          112         68          74
          NASDAQ Total return Index (US)    100         126          127         170         218         265
          NASDAQ Financial                  100         131          148         169         220         322
          --------------------------------- ----------- ------------ ----------- ----------- ----------- -----------

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                  The following table sets forth the number of shares of Common Stock of the Company beneficially owned as of October 14, 1997, by: (i) each person who beneficially owns more than five percent of the Company's Common Stock; (ii) each Director and Named Executive Officer and (iii) all executive officers and Directors of the Company as a group. Except as otherwise noted, the person named has sole voting and dispositive power over the total number of shares beneficially owned:
         Amount and

                  Name and                                             Nature of                            Percentage
                    Address of                                        Beneficial                          of Outstanding
               Beneficial Owner (1)                                   Ownership                            Common Stock

                  Children's Broadcasting Corporation                2,938,731 (2)(4)                           40.7%

                  Harvey Bibicoff                                      600,000 (2)                               9.6%

                  Christopher T. Dahl                                   10,000                                   *

                  Richard W. Perkins                                   200,000                                   3.1%

                  William E. Cameron                                         0                                   *

                  William M. Toles                                           0                                   *

                  Brian Rackohn                                         50,000 (3)                               *

                  All officers and Directors as a group
                  (6 persons)                                          910,000 (2)(3)                           14.1%

                  * Percentage omitted because it is less than 1%

                  (1) The business address of Messrs Bibicoff and Rackohn and all officers and directors of the Company is 1990 Westwood Boulevard, Suite 310, Los Angeles, California 90025. The address of Children's Broadcasting Corporation ("CBC") is 724 First Street North, 4th floor, Minneapolis, Minnesota 55401.
                  (2) Includes 300,000 immediately exercisable options held by Mr. Bibicoff and 750,000 immediately exercisable options held by CBC.
                  (3) Consists of 50,000 immediately exercisable options held by Mr. Rackohn.
                  (4) Based solely on information contained in schedule 13D as filed with the Securities and Exchange Commission, CBC has entered into an agreement with Glenn B. Laken, whereby Mr. Laken can require CBC to purchase 225,000 shares of the Company's stock he controls on or after January 31, 1998, and CBC has the right to purchase such shares on or before February 15, 1998, all subject to various conditions set forth in such agreement.





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                                                           -11-

         CERTAIN TRANSACTIONS

                  As of September 30, 1997, the Company was owed $208,889 pursuant to a note receivable from Harvey Bibicoff ,the Company's Chief Executive Officer until November 3, 1997, in connection with Mr. Bibicoff's purchase of stock options from a former officer of the Company in 1996. The note was originally issued for $260,000, is due May 31, 1998 and accrues interest at the prime rate plus 1 1/2 %.

                  The Company has entered into an agreement with Bibicoff & Associates, Inc., whereby such corporation provides investor relation services to the Company through September 30, 2000, for a flat rate of $75,000 paid upon execution of the agreement. Harvey Bibicoff who was the Company's Chief Executive Officer until November 3, 1997, is also the President of Bibicoff & Associates, Inc.

         Compliance with Section 16(a) of the Securities Exchange Act of 1934

                  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and Directors, and persons who beneficially own more than 10% of the Company's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, Directors and beneficial owners of more than 10% of the Company's Common Stock are required by the Commission's regulations to furnish the Company with copies of all
         Section 16(a) forms that they file. Based solely on a review of the copies of such forms furnished to the Company, or written representations that no reports on Form 5 were required, the Company believes that for the period from July 1, 1996 through June 30, 1997, all of its executive officers, Directors and beneficial owners of more than 10% of the Company's Common Stock complied with Section 16(a) filing requirements applicable to them.

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